                                                      EXHIBIT 12

                    RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis, for the periods
indicated:
                          Year Ended December 31
    -----------------------------------------------------------

       1993        1992        1991        1990        1989
       ----        ----        ----        ----        ----
       5.2X        7.8X        6.4X        5.1X        6.6X

For purposes of this ratio, earnings have been calculated by adding to income before income taxes the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discount and that portion of rental expense deemed to represent interest.

The ratio for 1993 includes the impact of the company's restructuring charge which decreased 1993 income before income taxes by $565 million.